FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

In relation to the capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV), PRISA has granted a public deed formalizing the implementation of the capital increase, in the eighth window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on September 8, 2011, entry 261. The total number of Warrants that have been exercised is 1,011 which have given place to the subscription of 1,011 new Class A common shares, issued on an exercise price of 2.00 Euros per share.

PRISA share capital, after this capital increase, amounts 84,785,958.60€, represented by: (a) 444,886,626 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 444,886,626 and (b) 402,972,960 Class B convertible and nonvoting shares, of 0.10€ par value each, numbered consecutively from 1 to 402,972,960.

After conversion in this eighth window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 34 windows of execution (up to June 2014), at an exercise price in all of them of 2.00 Euros per share.

The admission to trading of the new ordinary shares coming from the exercise of Warrants will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, September 14, 2011

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th , of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated September 14, 2011, with registration CNMV No. 150025, PRISA informs that today have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) and effective date September 22, 1,011 new Class A common shares issued by PRISA in connection with the capital increase by cash contribution, with preferential subscription rights implemented through warrants, approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th day of December 2010, with registration CNMV No 134087 and No 134403 respectively).

Madrid, September 21, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.

(Registrant)

September 29, 2011	By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors